UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2022 (May 18, 2022)

LIONHEART ACQUISITION CORPORATION II

(Exact name of registrant as specified in its charter)

Delaware	333-260969	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4218 NE 2nd Avenue

Miami, Florida, 33137

(Address of principal executive offices, including zip code)

(305) 573-3900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	LCAPU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	LCAP	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	LCAPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On May 18, 2022, Lionheart Acquisition Corporation III, a Delaware corporation (“LCAP”) held a special meeting of its shareholders (the “Meeting”). At the Meeting, holders of an aggregate of 9,421,362 shares of Class A Common Stock of LCAP, par value $0.0001 per share (the “Class A Common Stock”), and 5,750,000 shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), which represents 82.2% of the Common Stock outstanding and entitled to vote as of the record date of April 18, 2022, were represented in person or by proxy, which constitutes a quorum.

At the Meeting, the following proposals were submitted to and approved by LCAP’s stockholders:

1.	Proposal No. 1 - The Business Combination Proposal – To consider and vote upon a proposal to approve the Membership Interest Purchase Agreement, dated as of July 11, 2021 (as amended, the “MIPA”) by and among the Company, Lionheart II Holdings, LLC, the MSP Purchased Companies (as defined in the MIPA, and together with Lionheart II Holdings, LLC, collectively, “MSP”), the members of MSP (the “Members”), and John H. Ruiz, in his capacity as the representative of the Members, and the transactions contemplated thereby:

For	Against	Abstain
13,845,364	1,325,998	0

Proposal No. 1 was approved, having received the affirmative vote of holders of a majority of the shares of Class A Common Stock and Class B Common Stock represented in person or by proxy and entitled to vote thereon and who voted at the Meeting.

2.	Proposal No. 2 - The Nasdaq Proposal - To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Capital Market the issuance of more than 20% of the issued and outstanding common stock, par value $0.0001 per share, of the Company and voting power in connection with the transactions pursuant to the MIPA (the “Business Combination”):

For	Against	Abstain
12,895,634	2,275,728	0

Proposal No. 2 was approved, having received the affirmative vote of holders of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote thereon and who voted at the Meeting.

3.	Proposal No. 3 - The Charter Approval Proposal - To consider and vote upon a proposal to adopt the Second Amended and Restated Certificate of Incorporation (the "Proposed Charter"):

For	Against	Abstain
13,845,364	1,325,998	0

Proposal No. 3 was approved, having received the affirmative vote of (i) holders of a majority of the shares of Class A Common Stock then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, and (iii) the holders of a majority of the shares of Class A Common Stock and Class B Common Stock, voting as a single class, represented in person or by proxy and entitled to vote thereon and who voted at the Meeting.

4.	Proposal No. 4 - The Non-Binding Governance Proposals - To consider and vote upon, on a non-binding advisory basis, the separate proposals with respect to certain governance provisions in the Proposed Charter in accordance with the requirements of the Securities and Exchange Commission:

4a. Change in Authorized Shares - To (i) increase the total number of authorized shares of capital stock from 111,000,000 shares to 8,760,000,000 shares of capital stock, (ii) increase the Company’s authorized Class A Common Stock from 100,000,000 shares to 5,500,000,000 shares of Class A Common Stock, (iii) create the shares of the Company’s Class V common stock, with a par value of $0.0001, following the effectiveness of the Proposed Charter (the “Class V Common Stock”) consisting of 3,250,000,000 authorized shares of Class V Common Stock and (iv) increase the Company’s authorized shares of the preferred stock, with a par value of $0.0001 of the Company (the “Preferred Stock”) from 1,000,000 to 10,000,000 shares of Preferred Stock:

For	Against	Abstain
12,279,031	1,438,281	1,454,050

4b. Dual-Class Stock - To provide for a capital structure pursuant to which there are two classes of common stock and in which, subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of outstanding shares of common stock of the Company will vote together as a single class on all matters with respect to which stockholders of the Company are entitled to vote under applicable law, the Proposed Charter or the Amended and Restated Bylaws of the Company (the “Amended and Restated Bylaws”), or upon which a vote of the stockholders generally entitled to vote is otherwise duly called for by the Company; provided, however, that except as may otherwise be required by applicable law, each holder of outstanding shares of common stock of the Company will not be entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding series of Preferred Stock (including, without limitation, the powers (including voting powers), if any, preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations and restrictions, if any, of such series of Preferred Stock), if the holders of such affected series are entitled, either voting separately as a single class or together as a class with the holders of any other outstanding series of Preferred Stock, to vote thereon pursuant to the Proposed Charter or the Delaware General Corporation Law. In each such vote, the holders of Class A Common Stock and holders of Class V Common Stock will be entitled to one vote per share of Class A Common Stock or Class V Common Stock, respectively, including the election of directors and significant corporate transactions (such as a merger or other sale of the Company or its assets):

For	Against	Abstain
12,391,314	1,325,998	1,454,050

4c. Removal of Directors - To provide that any director or the entire board of directors (the “Board”) of the company following the consummation of the Business Combination’s (the “Post-Combination Company”) may be removed (i) at any time prior to the date on which the voting power of John H. Ruiz and his affiliates (the “Founder Holder”) represents less than 50% of the voting power of all of the then outstanding shares of the Post-Combination Company generally entitled to vote (the “Voting Rights Threshold Date”) by a simple majority voting together as a single class, with or without cause, notwithstanding the classification of the Board, and (ii) at any time from and after the Voting Rights Threshold Date, solely for cause and only by the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then outstanding shares of the Company generally entitled to vote thereon, voting together as a single class:

For	Against	Abstain
12,391,314	1,325,998	1,454,050

4d. Required Stockholder Vote to Amend Certain Sections of the Proposed Charter - To provide that, in addition to any affirmative vote required by applicable law or the Proposed Charter, from and after the Voting Rights Threshold Date, the approval by affirmative vote of the holders of at least 66 2∕3% in voting power of the then outstanding shares of the Company generally entitled to vote is required to make any amendment to Article Seventh (Board of Directors) or Article Eighth (Written Consent of Stockholders) of the Proposed Charter:

For	Against	Abstain
12,391,314	1,325,998	1,454,050

4e. Required Stockholder Vote to Amend the Amended and Restated Bylaws - To provide that, in addition to any affirmative vote required by the Proposed Charter, any bylaw that is to be made, altered, amended or repealed by the stockholders of the Company shall receive, at any time (i) prior to the Voting Rights Threshold Date, the affirmative vote of the holders of at least a majority in voting power of the then outstanding shares of the Company generally entitled to vote, voting together as a single class, and (ii) from and after the Voting Rights Threshold Date, the affirmative vote of the holders of at least 66 2∕3% in voting power of the then outstanding shares of stock of the Company generally entitled to vote, voting together as a single class:

For	Against	Abstain
12,391,314	1,325,998	1,454,050

Proposals No. 4a, 4b, 4c, 4d and 4e were approved, having received the affirmative vote of holders of a majority of the Class A Common Stock and Class B Common Stock represented in person or by proxy and entitled to vote thereon and who voted at the Meeting.

5.	Proposal No. 5 - The Director Election Proposal - To consider and vote upon a proposal to elect seven directors to serve on the Board of Directors of the Post-Combination Company until the first annual meeting of stockholders following the Business Combination, in the case of Class I directors, the second annual meeting of stockholders following the Business Combination, in the case of Class II directors, and the third annual meeting of stockholders following the Business Combination, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified:

Class I Nominees:

a.	Roger Meltzer

For	Abstain
12,895,481	2,275,881

b.	Beatriz Assapimonwait

For	Abstain
12,895,484	2,275,878

Class II Nominees:

c.	Thomas Hawkins

For	Abstain
12,895,481	2,275,881

d.	Michael Arrigo

For	Abstain
12,895,481	2,275,881

Class III Nominees:

e.	Ophir Sternberg

For	Abstain
12,895,481	2,275,881

f.	John H. Ruiz

For	Abstain
12,895,481	2,275,881

g.	Frank C. Quesada

For	Abstain
13,845,211	1,326,151

All nominees for election to the board of directors of MSP following the consummation of the Business Combination were elected, with the voting results set forth above.

6.	Proposal No. 6 - The Incentive Plan Proposal - To consider and vote upon a proposal to approve and adopt the MSP Recovery, Inc. 2022 Omnibus Incentive Plan and the material terms thereunder:

For	Against	Abstain
13,805,364	1,325,998	40,000

Proposal No. 6 was approved, having received the affirmative vote of holders of a majority of the Class A Common Stock and Class B Common Stock represented in person or by proxy and entitled to vote thereon and who voted at the Meeting.

Item 8.01	Other Events.

As previously disclosed on the Current Report on Form 8-K filed by LCAP with the Securities and Exchange Commission on May 18, 2022 (the “May 18 Form 8-K”), LCAP and CF Principal Investments LLC (“CF”), an affiliate of Cantor Fitzgerald & Co., entered into an agreement (the “Confirmation”) for an OTC Equity Prepaid Forward Transaction (the “Transaction”). The Confirmation confirms the terms and conditions of the Transaction entered into between CF and LCAP.

Pursuant to the terms of the Confirmation, and as previously disclosed in the May 18 Form 8-K, CF agreed to (a) transfer to MSP for cancellation any warrants to purchase shares of Class A Common Stock of LCAP (the “Shares”) received as a result of being the stockholder of record of a Share as of the close of business on the closing date of the Business Combination, pursuant to the previously announced and declared LCAP dividend and (b) waive any redemption right that would require the redemption of the number of Shares owned by CF at the closing of the Business Combination in exchange for a pro rata amount of the funds held in LCAP’s trust account. For additional information on the Confirmation, see the May 18 Form 8-K.

Pursuant to the Transaction, CF purchased 1,129,589 shares of Class A Common Stock prior to the approval of the Business Combination and outside of the redemption process in connection with the Business Combination, for a purchase price of $10.11 per share, reflecting an aggregate purchase price of approximately $11,420,144.79. The purpose of such purchases was to reduce the number of Shares that may have been redeemed in connection with the Business Combination. The purchases pursuant to the Transaction did not have an impact on the likelihood that the Business Combination would be approved.

After giving effect to the redemptions in connection with the stockholder approval of the Business Combination, the Company expects to have 2,312,257 Shares held by non-affiliates and 8,712,257 total Shares outstanding as of the closing of the Business Combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lionheart Acquisition Corporation II

Date: May 19, 2022	By:	/s/ Ophir Sternberg
	Name:	Ophir Sternberg
	Title:	Chairman, President and Chief Executive Officer